GUARANTEED PRINCIPAL VALUE BENEFIT ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following provisions have been added to the Contract:

The Guaranteed Principal Value (GPV) Benefit guarantees that beginning on the fifth Contract Anniversary, and on each subsequent Contract Anniversary, until the Contract terminates or you start receiving Annuity Payments, the Contract Value will be at least equal to the GPV Benefit calculated and established on the Contract Anniversary occurring five years ago, reduced by any GPV Adjusted Partial Withdrawals since that Contract Anniversary.

GUARANTEED CONTRACT VALUE ON THE FIFTH CONTRACT ANNIVERSARY. The GPV Benefit starts providing protection on the fifth Contract Anniversary. On the fifth Contract Anniversary, the GPV Benefit guarantees that the Contract Value will be at least equal to:

     All Purchase Payments received during the first 90 days of the Contract less any GPV Adjusted Partial Withdrawals taken during this period, reduced by any GPV Adjusted Partial Withdrawals during the remainder of the first five Contract Years.

If on the fifth Contract Anniversary, the Contract Value is less than the guaranteed amount, we credit that difference to the Contract Value. We will allocate this amount to your Investment Options in proportion to the amount of Contract Value in each of the Investment Options on the date of allocation.

GUARANTEED CONTRACT VALUE ON THE SIXTH AND SUBSEQUENT CONTRACT ANNIVERSARIES. On the sixth and each subsequent Contract Anniversary, until the Contract terminates or you start receiving Annuity Payments, the GPV Benefit guarantees that the Contract Value will be at least equal to:

     The GPV Benefit established on the Contract Anniversary occurring five years before that Contract Anniversary, reduced by any GPV Adjusted Partial Withdrawals since that Contract Anniversary.

If on the sixth and each subsequent Contract Anniversary, the Contract Value is less than the guaranteed amount, we credit that difference to the Contract Value. We will allocate this amount to your Investment Options in proportion to the amount of Contract Value in each of the Investment Options on the date of allocation.

THE GPV BENEFIT.

The initial GPV Benefit is equal to all Purchase Payments received during the first 90 days of the Contract less any GPV Adjusted Partial Withdrawals taken during this period.

On the first Contract Anniversary, the GPV is equal to the initial GPV plus any additional Purchase Payments received during the remainder of the first Contract Year and minus any GPV Adjusted Partial Withdrawals you made during the remainder of the first Contract Year. On the second and any subsequent Contract Anniversaries, the GPV is equal to the GPV from the previous Contract Anniversary plus any additional Purchase Payments received in the previous Contract Year and minus any GPV Adjusted Partial Withdrawals you made in the previous Contract Year.

GPV ADJUSTED PARTIAL WITHDRAWALS.  A GPV Adjusted Partial Withdrawal is equal to
a. plus b., where:

     a. is the dollar amount of the partial withdrawal (prior to any MVA), that together with any previous partial withdrawals (prior to any MVA) during the Contract Year, do not exceed [10%] of the cumulative Purchase Payments; and,

     b. is the dollar amount of the partial withdrawal, including any MVA made and withdrawal charge assessed, in excess of a., multiplied by the greater of 1 or the ratio of i. to ii., where:

          i.   is the GPV Benefit (on the date of but prior to the withdrawal).

          ii. is the Contract Value (on the date of but prior to the withdrawal), adjusted for any MVA.

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GPV TRANSFERS BETWEEN THE INVESTMENT OPTIONS AND THE FIXED PERIOD ACCOUNTS. When
you select this benefit, you also elect to have us make GPV Transfers between the Investment Options and the Fixed Account to maintain the guarantee. Based on this program, we may transfer some or all of the Contract Value to or from the Fixed Account, except that:

1. during the first two Contract Years the Fixed Account Contract Value immediately after any transfers to the Fixed Account is limited to [50%] of your cumulative Purchase Payments; and,

2. any transfers from the Fixed Account will not include the amount needed to maintain the allocation percentage to the Fixed Account indicated by your most recent allocation instructions for your Purchase Payments.

These GPV Transfers are not subject to any transfer fee. Any transfer out of the Fixed Account may be subject to a MVA. Any GPV Transfer to the Investment Options will be allocated according to your most recent allocation instructions for Purchase Payments to the Investment Options.

GPV FIXED ACCOUNT MINIMUM. You may transfer amounts into or out of the Fixed Account subject to the GPV Fixed Account Minimum. The GPV Fixed Account Minimum is the amount of Fixed Account Contract Value that is required in the Fixed Account to maintain the guarantee protection.

RESETTING THE GPV BENEFIT. You may elect to reset the operation of the GPV Benefit at any time, as long as the Reset Date is at least 90 days from any earlier Reset Date. If you reset the operation of the GPV Benefit, the first Contract Anniversary on which the Contract Value will be guaranteed to be at least the GPV will be the Contract Anniversary occurring five years after the Contract Anniversary following the Reset Date. The GPV Benefit on the Reset Date is the greater of a. or b., where:

a. is the last GPV calculated before the Reset Date, increased by additional Purchase Payments made since that GPV calculation and reduced by any GPV Adjusted Partial Withdrawals made since that GPV calculation.

b.   is the Contract Value on the Reset Date.

On the Reset Date, we will reallocate the Contract Value in the Fixed Account according to your most recent allocation instructions for the Purchase Payments unless you instruct us otherwise.

On the next Contract Anniversary on or after the Reset Date, the new GPV Benefit is equal to the GPV Benefit established on the Reset Date, increased by additional Purchase Payments since the Reset Date and reduced by GPV Adjusted Partial Withdrawals made since the Reset Date.

On subsequent Contract Anniversaries, the new GPV Benefit is calculated as described under the GPV Benefit provision above.

CONDITIONS FOR TERMINATION OF THE GPV BENEFIT:
The guarantee will terminate on the Income Date or when the Contract terminates.

BENEFIT CHARGE:
There is no additional charge for this benefit.

Signed for Allianz Life Insurance Company of North America by:

              /s/ Suzanne Pepin                 /s/ Mark Zesbaugh
                  Susanne J. Pepin                  Mark Zesbaugh
             Senior Vice President, Secretary,        President
                and Chief Legal Officer

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